

the little blue pill doesn't work for him.

vivus 02


work
for him
either.
(and 6 million other
men on nitrates.)




no, no,
yes, no,
no.


the truth is,
the little blue
pill simply
doesn't work
for everyone.

it's not for
women.


it's not for
anyone with
heart trouble.

it's not for people taking nitrates.

other indications preclude its use.

and many people simply don't respond.

needless to say, the largely unsatisfied market is huge.



erectile
dysfunction (ed)
affects 152 million
men worldwide,
many of whom
can't use viagra®



premature ejaculation
(pe) affects as many
as 25 million men
in the u.s. alone, for
whom there is no
approved medical
therapy.



female sexual dysfunction (fsd) has been estimated to affect between 20% and 50% of adult women, for whom there is no approved medical therapy.

vivus, the pioneer in its field, is engaged in developing innovative products to improve quality of life disorders in men and women, with a focus on sexual dysfunction and urologic disorders.

vivus' goal is to develop treatments which are <u>safer</u> and <u>more effective</u> than products currently on the market.

Pipeline:

vivus has a pipeline unprecedented in its field:

three products representing three major areas of sexual dysfunction.

	Pre-Clinical	Phase I
Product:	ALISTA™ (Topical PGE_1)	
Indication:	Female Sexual Arousal Disorder (FSAD)	
Product:	TA-1790	
Indication:	Female Sexual Arousal Disorder (FSAD)	
Product:	TA-1790 (Oral)	
Indication:	Erectile Dysfunction (ED)	
Product:	TA-1790 + Alprostadil (Transurethral)	
Indication:	Erectile Dysfunction (ED)	
Product:	VI-0162 and VI-0134 (Oral)	
Indication:	Premature Ejaculation (PE)	

Phase II

Phase III







alista

Product: ALISTA™ (Topical PGE_1)
Indication: Female Sexual Arousal Disorder (FSAD)

Based on data published in the April 1999 Journal of the American Medical Association, one-third of women reported a lack of sexual interest, almost one-fourth did not experience orgasm, approximately one-fifth reported lubrication difficulties, and a similar number did not find sex pleasurable. Female Sexual Dysfunction (FSD) is classified into four categories of sexual disorders: desire, arousal, orgasmic, and pain-oriented. Today, there are no FDA approved products for the treatment of FSD. VIVUS is currently conducting clinical trials with ALISTA™, a proprietary topical formulation of alprostadil (prostaglandin E1), to treat female sexual arousal disorder (FSAD). ALISTA is applied locally to the female genitalia and acts as a vasodilating agent, increasing blood flow to the female genitalia, thereby promoting engorgement and other natural processes that occur during sexual stimulation. VIVUS is also in preclinical development of TA-1790, a fast-acting, highly selective, potent phosphodiesterase type 5 (PDE5) inhibitor administered orally and/or locally for the treatment of FSD.

TA-1790

Product: TA-1790 (Oral & Transurethral)
Indication: Erectile Dysfunction (ED)

VI-0162, 0134

Product: VI-0162 and VI-0134 (Oral)
Indication: Premature Ejaculation (PE)

According to a study published in the Journal of Urology, the inability to achieve or sustain an erection adequate for satisfactory sexual activity, or erectile dysfunction (ED), disrupts the lives of more than 50% of American men (Ayta, et. al. 1994). VIVUS is developing TA-1790, a fast-acting, potent and highly selective phosphodiesterase type 5 (PDE5) inhibitor, for the oral treatment of ED. Pre-clinical studies indicate that TA-1790 has a faster time to onset, less effect on blood pressure, and reduced nitrate interaction compared to sildenafil (the active ingredient in Viagra®). An in-clinic study has demonstrated that TA-1790 is capable of achieving penile rigidity rapidly in men with ED. The Company is also conducting pre-clinical development of a transurethral formulation of TA-1790, alone and in combination with alprostadil, as a second line therapy to treat ED.

Data from the National Health and Social Life Survey published by Laumann in 1999 asserts that premature ejaculation (PE) is one of the more common sexual disorders. It is estimated that between 30% and 40% of adult men suffer from PE. This condition can affect an individual's self-esteem and can limit the sexual satisfaction of the individual and his partner. The cause of PE involves both organic and psychogenic factors. Currently, there are no FDA approved products for the treatment of PE. VIVUS is currently conducting a clinical trial with VI-0162, its oral on-demand treatment for PE. The Company has demonstrated efficacy of VI-0134, its other oral on-demand treatment for PE, in an earlier proof-of-concept trial. Data from an at-home proof-of-principle clinical trial with VI-0162 is expected mid-year 2003.

VIVUS' marketed product for ED:

vivus earns enough revenue from muse®



to cover nearly all of its operating costs.

(Revenue Approximately $20M / Year)

26



29 patents issued in the united states and 18 pending.



3 international issued patents and numerous patents pending worldwide.

vivus is in an enviable
patent position, with
strong patents on
the local delivery of
prostaglandins and
phosphodiesterase (pde5)
inhibitors to treat
sexual dysfunction in
both men and women,
just to name a few.

as a result, vivus has
a strong competitive
advantage in the
marketplace, preventing
would-be competitors
from entering the market.

28

"these are dynamic times for vivus."

Leland F. Wilson, President & CEO, VIVUS

Dear Fellow Shareholders:

VIVUS continues to make great strides in its efforts to develop treatments for male and female sexual dysfunction. Favorable data from clinical studies with ALISTA™ for the treatment of female sexual arousal disorder, and TA-1790 for the treatment of male erectile dysfunction are just two of our many accomplishments we've achieved during the past year.

Last year, we invested $13.3 million in R&D while limiting our cash burn to only $6.9 million. This achievement was made possible because MUSE® sales remained stable at $20 million and we were able to reduce operating costs by more than $500,000.

Undeniably, the most significant recent accomplishment is with ALISTA™. In March 2003, we reported positive data from our at-home study that demonstrated a 400-microgram dose of ALISTA produced a statistically significant improvement in the primary clinical endpoint of satisfactory sexual arousal and/or orgasm.

In this double-blind, placebo-controlled, dose-ranging study, side effects were predominantly local and mild in nature, and appeared to be dose-related. We have in progress a second at-home study in premenopausal women, and we are working with FDA to define next steps in the development of ALISTA.

Late in 2002 we analyzed results from our in-clinic RigiScan™ trial conducted to assess the efficacy and safety of orally administered TA-1790 in men with erectile dysfunction. These results demonstrated that our phosphodiesterase type 5 inhibitor, TA-1790, caused a rapid improvement in erectile function in conjunction with visual sexual stimulation, with the maximum response observed 20 to 40 minutes after administration. This response was faster than that seen with the only other PDE5 inhibitor currently available. Doses of TA-1790 administered during this study were well-tolerated.

Data obtained from this trial have helped us to design an at-home efficacy and safety study in men with erectile dysfunction, which is now underway. We believe that TA-1790 offers advantages over other PDE5 inhibitors currently on the market or under development, and we are designing studies to document these differences. We have begun an at-home safety and efficacy study with VI-0162, our oral, on-demand treatment for rapid or premature ejaculation. The objective of this study is to evaluate the ability of VI-0162 to increase time to ejaculation in men suffering from premature ejaculation. Results generated in this study will be compared with those obtained previously by VIVUS with VI-0134, another orally administered drug that was shown to increase the latency period to ejaculation. Study enrollment is complete, and we expect to report data mid-year 2003.

In addition to this clinical work, our R&D department successfully completed 11 preclinical studies and initiated four others. We also strengthened our patent position, both in premature ejaculation and female sexual dysfunction, with the issuance of two important patents covering the use of phosphodiesterase inhibitors. Internationally, we successfully terminated our licensing agreement with Abbott Laboratories and were able to rapidly license MUSE rights to a promising new partner, MEDA.

Clearly, we have accomplished a great deal recently and there is considerable momentum at VIVUS. Our product pipeline is unprecedented in our field, and represents all three major areas of sexual dysfunction.

We are committed to building an industry leader, and to rewarding the investments of our stockholders. We look forward to further success during 2003.

Sincerely,



Leland F. Wilson



Virgil A. Place, M.D.

financials

Selected Financial Data

(In thousands, except per share and employee data)

Income Statement Data:

Product revenue — United States . . . .

Product revenue — International . . . .

Milestone revenue . . . .

Other revenue . . . .

Returns provision . . . .

Total revenue . . . .

Gross profit . . . .

Operating expenses: . . . .

Research and development . . . .

Selling, general and administrative . . . .

Other restructuring (income) costs . . . .

Total operating expenses . . . .

Income (loss) from operations . . . .

Interest and other income . . . .

Income (loss) before taxes . . . .

Net income (loss) . . . .

Net income (loss) per diluted share . . . .

Shares used in per share computation . . . .

Balance Sheet Data (at year end):

Working capital . . . .

Total assets . . . .

Accumulated deficit . . . .

Stockholders' equity . . . .

Other Financial Data:

Common shares outstanding . . . .

Number of employees . . . .

	Year Ended December 31,				
	2002	2001	2000	1999	1998
. . . .	$ 22,982	$ 20,764	$ 22,474	$ 21,168	$ 39,041
. . . .	1,387	4,041	5,200	19,996	32,658
. . . .	—	—	—	8,000	3,000
. . . .	—	—	—	3,142	—
. . . .	(2,020)	(1,204)	(1,181)	(9,118)	—
. . . .	22,349	23,601	26,493	43,188	74,699
. . . .	11,142	10,668	18,427	30,819	19,083
. . . .					
. . . .	13,281	12,324	4,670	7,884	16,178
. . . .	10,556	9,314	8,655	6,332	40,477
. . . .	—	—	(903)	(1,193)	44,653
. . . .	23,837	21,638	12,422	13,023	101,308
. . . .	(12,695)	(10,970)	6,005	17,796	(82,225)
. . . .	1,211	2,171	2,541	1,994	1,972
. . . .	$ (11,484)	$ (8,799)	$ 8,546	$ 19,790	$ (80,253)
. . . .	$ (10,566)	$ (7,070)	$ 7,691	$ 18,801	$ (80,253)
. . . .	$ (0.32)	$ (0.22)	$ 0.23	$ 0.58	$ (2.52)
. . . .	32,907	32,572	33,428	32,507	31,876
. . . .	$ 18,974	$ 14,898	$ 32,981	$ 26,616	$ 10,324
. . . .	$ 49,681	$ 58,574	$ 69,174	$ 68,760	$ 54,108
. . . .	$ (100,934)	$ (90,368)	$ (83,298)	$ (90,989)	$ (109,790)
. . . .	$ 34,385	$ 43,975	$ 50,187	$ 41,496	$ 21,677
. . . .	32,999	32,693	32,461	32,211	31,890
. . . .	119	127	136	125	101

Management's Discussion and Analysis of Financial Conditions and Results of Operations

This Management's Discussion and Analysis of Financial Conditions and Results of Operations and other parts of this Annual Report contain "forward-looking" statements that are based on our current expectations. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements.

Overview

VIVUS is a pharmaceutical company developing innovative products to improve quality of life disorders in men and women, with a focus on sexual dysfunction. We developed and market in the United States MUSE® (alprostadil) and ACTIS®, two innovations in the treatment of erectile dysfunction, and have entered into a supply agreement with Meda AB (Stockholm:MEDAa.ST) for the marketing and distribution of MUSE in all Member States of the European Union, the Baltic States, the Czech Republic, Hungary, Iceland, Norway, Poland, Switzerland and Turkey. In Canada, VIVUS has entered into a license and supply agreement with Paladin Labs, Inc. (TSE:PLB) by which Paladin Labs markets and distributes MUSE. We have ongoing research and development programs in male erectile dysfunction, female sexual dysfunction, and premature ejaculation.

During 1998, VIVUS experienced a significant decline (greater than 80%) in market demand for MUSE as a result of the introduction of Viagra® in April 1998. During the second and third quarters of 1998, we took significant steps to restructure our operations to bring our cost structure in line with current and projected revenues. As a result, VIVUS incurred a net loss of $80 million and had negative operating cash flow of approximately $27 million for the year ended December 31, 1998.

During 1999, we continued to align our operations more closely with our current and expected revenues. We achieved profitability for all quarters in 1999, earning $0.58 per diluted share for the year. Cash, cash equivalents and available-for-sale securities at December 31, 1999 increased $16.5 million from December 31, 1998 to $40.4 million, while total liabilities decreased $5.1 million during the same period. VIVUS was awarded five patents in the areas of female sexual dysfunction, erectile dysfunction, and premature ejaculation to further build and strengthen our patent portfolio. We established a targeted sales force in the United States to support our product, MUSE, in the marketplace. A New Drug Application was filed for ALIBRA®, our second-generation product for the treatment of erectile dysfunction, with the United States Food and Drug Administration, which was subsequently withdrawn in October 2000.

During 2000, we continued to strengthen our balance sheet, increasing working capital by $6.4 million, to enable investment in our research and development projects and to pursue targeted technology acquisitions to expand our pipeline. We filed an Investigational New Drug application and began clinical studies for ALISTA™, our product for the treatment of female sexual arousal disorder. VIVUS signed an agreement with Abbott Laboratories for the marketing of MUSE internationally, except Canada, where Paladin Labs is marketing and distributing MUSE. We were awarded several new patents for the treatment of erectile dysfunction and solidified our female sexual dysfunction intellectual property through an agreement with AndroSolutions. VIVUS also received 510(k) clearance from the United States Food and Drug Administration in December 2000, for over-the-counter (OTC) marketing of ACTIS, our adjustable constriction band used to improve erections in men with erectile dysfunction.

Significant progress was made in our development programs in 2001. Our first Phase II clinical study to evaluate the safety of and response to ALISTA was successfully completed and demonstrated a significant increase versus placebo and baseline in sexual response. We filed an Investigational New Drug application to initiate a clinical study to evaluate the safety and erectile response to oral TA-1790 in men with erectile dysfunction. A clinical trial was initiated during the fourth quarter of 2001 to evaluate the pharmacokinetics (blood levels in relation to time) with our new oral formulation of VI-0134. Prescriptions for MUSE in the United States increased by 2% in the last six months of 2001, as compared to the first six months of 2001. We withdrew our European application for ALIBRA.

Our development programs continued to advance in 2002. An expanded Phase II study designed to evaluate the safety and efficacy of ALISTA when used by women with female sexual arousal disorder at home with their partner began in the first quarter of 2002 and dosing was completed in February 2003. We completed a single dose trial to evaluate the safety of and eretile response to oral TA-1790 in men with erectile dysfunction. Clinical data from this study demonstrated that TA-1790 is capable of restoring penile function in men with erectile dysfunction. We also began pre-clinical development work on a transurethral formulation of TA-1790, alone and in combination with alprostadil, for the treatment of erectile dysfunction. During the fourth quarter of 2002, we initiated a clinical trial to evaluate the safety and efficacy of VI-0162, a proprietary, oral, on-demand treatment for premature ejaculation. With all these research programs in progress, VIVUS' cash and cash equivalents decreased by $6.9 million during 2002. We signed an international supply agreement with Meda AB for the marketing of MUSE internationally. United States MUSE sales units increased 6.7% over 2001 levels.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, doubtful accounts, income taxes, restructuring, inventories and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition: We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Product Returns: We record reserves for anticipated returns of expired or damaged product in the United States. We follow this method since reasonably dependable estimates of product returns can be made based on historical experience and our monitoring of inventory levels in the wholesale distribution channel. Revisions in returns estimates are charged to income in the period in which the facts that give rise to the revision become known. There is no right-of-return on product sold internationally subsequent to shipment, thus no returns reserve is needed.

Allowance for Doubtful Accounts: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Income Taxes: We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. For all periods presented, we have recorded a full valuation allowance against our net deferred tax asset. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have also recorded income taxes payable for estimated current tax liabilities. We monitor these estimated liabilities and adjust them as conditions warrant.

Restructuring: In 1998 we experienced a significant restructuring and recorded restructuring related reserves for severance and employee costs, inventory obsolescence, raw material purchase commitments, property and related commitments, marketing commitments and other commitments. We monitor the adequacy of these liabilities and have made periodic adjustments as conditions have changed.

Inventories: We record inventory reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During the quarter ended September 30, 1998, the Company established significant reserves against its inventory to align with new estimates of expected future demand for MUSE. The Company had built up its inventory level prior to and after the launch of Viagra and had not anticipated the impact that Viagra would have on the demand for MUSE. As of December 31, 2002, the remaining inventory reserve balance is $7.2 million. This remaining balance is related to the raw materials inventory that the Company previously estimated would not be used. The Company estimates that at least some portion of the fully reserved inventory will now be used in production. To the extent that this inventory is used in production, it will be charged to cost of goods sold at a zero basis, which will have a favorable impact on gross profit.

Contingencies and Litigation: We are periodically involved in disputes and litigation related to a variety of matters. When it is probable that we will experience a loss, and that loss is quantifiable, we record appropriate reserves. We are currently involved in a dispute with our former international distributor, for which arbitration occurred in March 2002. The ultimate outcome of this arbitration is not yet known.

Results of Operations

Years Ended December 31, 2002 and 2001

United States product revenue for the year ended December 31, 2002 was $23.0 million, as compared to $20.8 million for the year ended December 31, 2001. Approximately $724 thousand of the increase to United States revenue was attributable to a 4% price increase

VIVUS implemented at the end of March 2002. The remainder of the increase was due to a 6.7% increase in the number of MUSE units sold in 2002 versus 2001.

International revenue was $1.4 million for the year ended December 31, 2002, compared to $4.0 million for the same period in 2001. Lower international product revenue in 2002 was due to a decrease in product demand by our previous international distributor in anticipation of the transition to our new distribution partner, Meda AB. Based on current forecasts from Meda AB, we anticipate that 2003 international product revenue will increase over 2002 levels.

In 2002 and 2001, the charge for actual and anticipated returns of product was $2.0 million and $1.2 million, respectively. Product return data through the first quarter of 2002 indicated an increase to the returns reserve was warranted. Approximately $403 thousand of the returns provision recorded in 2002 reflects the required increase to the product returns liability for sales made from January 2000 through December 2001. The charge for actual and anticipated returns was increased to 7% of United States gross sales as of January 2002.

Cost of goods sold for the year ended December 31, 2002 was $11.2 million, compared to $12.9 million for the same period in 2001. The year-to-date 2002 figure includes a reduction in cost of goods sold of $802 thousand as a result of settlements of previously recognized purchase commitment liabilities for our major raw material, alprostadil. Adjusting for this item, comparative gross margins for the twelve months ended December 31, 2002 versus 2001 were 46.3% and 45.2%, respectively.

Research and development expenses for the year ended December 31, 2002 were $13.3 million, $1.0 million higher than the same period in the previous year, which included a $5.0 million payment to Tanabe Seiyaku for licensing the proprietary compound TA-1790. If not for this $5.0 million expense, research and development costs in 2002 would have been $6.0 million higher than the same period in 2001 due to increased expenditures for clinical development of our current pipeline.

Selling, general and administrative expenses for the year ended December 31, 2002 were $10.6 million, compared to $9.3 million in the year ended December 31, 2001. The increase is due to increased investment in United States sales and marketing efforts and legal expenses relating to the Janssen Pharmaceutica arbitration hearing that was held in mid-March 2002 and is discussed in Item 3, Legal Proceeding of the Form 10-K.

We recorded a tax benefit of $918 thousand for 2002 based on an updated estimate of our net tax liabilities as well as filing for a refund of previously paid alternative minimum taxes which became available due to a 2002 tax law change. In 2001, we recorded a tax benefit of $1.7 million based on an updated estimate of net tax liabilities.

Years Ended December 31, 2001 and 2000

United States product revenue for the year ended December 31, 2001 was $20.8 million, as compared to $22.5 million for the year ended December 31, 2000. Although total United States revenues declined 8% from year to year due to overall lower demand for MUSE, prescriptions for MUSE in the United States increased by 2% in the last six months of 2001, as compared to the first six months of 2001.

International revenue was $4.0 million for the year ended December 31, 2001, compared to $5.2 million for the same period in 2000. Initial shipments of product to Abbott Laboratories to support their launch of MUSE in Europe were made in the fourth quarter of 2000.

In both 2001 and 2000, the charge for actual and anticipated returns of product was $1.2 million, or approximately 5% percent of United States gross sales.

Cost of goods sold for the year ended December 31, 2001 was $12.9 million, compared to $8.1 million for the same period in 2000. In 2000, we determined that a portion of the inventory purchase commitment reserves recorded in 1998 was not needed. Accordingly, in 2000, we reversed $3.1 million of reserves with a corresponding reduction in cost of goods sold. Additionally in 2000, we reversed an accrual for royalties of $2.0 million related to shipments to our previous international distributors due to the termination of those distribution agreements. Adjusting for these two items, our comparative margins for 2001 versus 2000 would have been 45% and 50%, respectively.

Research and development expenses for the year ended December 31, 2001 were $12.3 million, compared to $4.7 million in the year ended December 31, 2000. The $7.6 million increase in 2001 was primarily due to licensing and development expenses for TA-1790 as an oral treatment for male ED, clinical expenses for ALISTA, our product for the treatment of female sexual arousal disorder, and development and clinical expenses for VI-0134 to treat PE.

Selling, general and administrative expenses for the year ended December 31, 2001 were $9.3 million, compared to $8.7 million in the year ended December 31, 2000. We expanded our targeted United States marketing efforts during 2001, which contributed to this increase.

Operating expenses for the year ended December 31, 2000 included a reversal of $903 thousand of restructuring reserve established in 1998 related primarily to inventory commitments and other manufacturing expenses that were not required.

We recorded a tax benefit of $1.7 million for 2001 based on an updated estimate of our net tax liabilities. VIVUS recorded a tax provision of 10% percent of net income before taxes for 2000. The effective tax rate calculation for 2000 includes the effect of net operating losses, or NOLs, carried forward from prior periods. The tax rate would have been substantially higher if the NOLs had not been available to offset current income.

Liquidity and Capital Resources

Unrestricted cash, cash equivalents and available-for-sale securities totaled $29.8 million at December 31, 2002, compared with $36.7 million at December 31, 2001. The decrease during 2002 was primarily due to research and development expenditures for development of our current pipeline.

Since inception, we have financed operations primarily from the sale of preferred and common stock. Through December 31, 2002, VIVUS raised $156.0 million from financing activities and had an accumulated deficit of $100.9 million at December 31, 2002.

Total liabilities were $15.3 million at December 31, 2002, compared with $14.6 million at December 31, 2001, an increase of $697 thousand. The increase in total liabilities is related to the timing of our final payment to our previous international distribution partner.

Our operating activities used $7.6 million and $5.8 million of cash during the years ended December 31, 2002 and 2001, respectively. In both 2002 and 2001, operating expenses, particularly research and development expenses, were higher than revenues from product sales accounting for the use of cash.

Net cash provided by investing activities was $7.4 million during the twelve months ended December 31, 2002 and net cash used for investing activities was $12.5 million for the same period in 2001. The fluctuations from period to period are due primarily to the timing of purchases, sales and maturity of investment securities.

Financing activities provided cash of $913 thousand and $640 thousand during the years ended December 31, 2002 and 2001, respectively. These amounts are primarily the proceeds from the exercise of stock options and the sale of stock under our Employee Stock Purchase Plan in both 2002 and 2001.

We anticipate that our existing capital resources combined with anticipated future cash flows will be sufficient to support our operating needs throughout the next fifteen to eighteen months. However, we anticipate that we will be required to obtain additional financing to fund the development of our research and development pipeline in future periods as well as to support the possible launch of any future products. In particular, other substantial payments will be made in accordance with the agreement for licensing TA-1790. These payments are based on certain development, regulatory and sales milestones. In addition, royalty payments would be required on any future product sales.

We expect to evaluate potential financing sources, including, but not limited to, the issuance of additional equity or debt securities, corporate alliances, joint ventures, and licensing agreements to fund the development and possible commercial launch of any future products. The sale of additional equity securities would result in additional dilution to VIVUS' stockholders. Our working capital and additional funding requirements will depend upon numerous factors, including:

- the progress of our research and development programs;
- the timing and results of pre-clinical testing and clinical trials;
- results of operations;
- demand for MUSE;
- technological advances;
- the level of resources that we devote to our sales and marketing capabilities; and
- the activities of competitors.

Recent Accounting Pronouncements

We adopted Statement of Financial Accounting Standards, or SFAS, No. 143, *Accounting for Asset Retirement Obligations*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on January 1, 2002. Adoption of these pronouncements did not impact on our net loss.

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of stock-based employee compensation and revised disclosure requirements, was issued in December 2002. We adopted the revised disclosure requirements in the fourth quarter of 2002. Because we have not elected to expense stock-based compensation at fair value, adoption of this pronouncement did not impact on our net loss.

Overview of Contractual Obligations

Contractual Obligations	Payments Due by Period (in thousands)				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating Leases (1)	5,552	1,292	4,140	120	—
Purchases (2)	5,783	1,958	2,295	1,530	—
Other Long Term Liabilities (3)	3,021	—	—	3,021	—
Total	14,356	3,250	6,435	4,671	—

(1) The Company leases its manufacturing facilities in Lakewood, New Jersey under a non-cancelable operating lease expiring in 2007 and has the option to extend this lease for one additional renewal term of five years. In January 2000, the Company entered into a seven-year lease for its corporate headquarters in Mountain View, California, which expires in January 2007.

(2) In November 2002, the Company entered into a manufacturing agreement to purchase raw materials from a supplier beginning in 2003 and ending in 2008. The initial commitment is to purchase approximately $405,000 of product in the first quarter of 2003 for testing and regulatory approval. Assuming that the product proves satisfactory, the Company will be required to purchase an additional $1.6 million of product in 2003 and a minimum total of $3.8 million of product from 2004 through 2008.

(3) Other Long Term Liabilities relates to the restoration liability for our leased manufacturing facilities. This liability will remain in effect through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending any cash payments to be made relating to this liability out to 2007. The second renewal term, if exercised, would then extend the liability out an additional five years, to 2012.

Off Balance Sheet Financing and Related Party Transactions

VIVUS has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities. VIVUS has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. The only transaction between VIVUS and a related party during 2002 was Mario M. Rosati, one of our directors, who is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation and has received compensation at normal commercial rates for these services.

Dividend Policy

The Company has not paid any dividends since its inception and does not intend to declare or pay any dividends on its common stock in the foreseeable future. Declaration or payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs.

Quantitative and Qualitative Disclosures about Market Risk

The Securities and Exchange Commission's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. VIVUS is not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. At December 31, 2002 and 2001, we had no debt outstanding, and consequently VIVUS currently has no risk exposure associated with increasing interest rates. VIVUS, however, is exposed to changes in interest rates on our investments in cash equivalents and available-for-sale securities. A significant portion of all of our investments in cash equivalents and available-for-sale securities are in money market funds that hold short-term investment grade commercial paper, treasury bills or other United States government obligations. Currently, this reduces our exposure to long-term interest rate changes.

Independent Auditors' Report

The Board of Directors and Stockholders of VIVUS, Inc.:

We have audited the accompanying consolidated balance sheet of VIVUS Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations and other comprehensive (loss) income, stockholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule as listed in Item 17(a)2 of the Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VIVUS Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
San Francisco, California
January 17, 2003

Report of Independent Pubic Accountants

The following is a copy of the audit report previously issued by Arthur Anderson LLP in connection with the Company's filing on Form 10-K for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Anderson LLP.

To the Stockholders and Board of Directors of VIVUS, Inc.:

We have audited the accompanying consolidated balance sheets of VIVUS, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VIVUS, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed under Schedule II is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
San Jose, California
January 17, 2002

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,	
Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 12,296	$ 11,545
Available-for-sale securities	11,206	7,835
Accounts receivable (net of allowance for doubtful accounts of $145 and $232 at December 31, 2002 and 2001, respectively)	3,592	2,314
Inventories, net	1,358	3,100
Prepaid expenses and other assets	1,497	780
Total current assets	29,949	25,574
Property and equipment, net	10,084	12,378
Restricted cash	3,324	3,324
Available-for-sale securities, non-current	6,324	17,298
Total assets	$ 49,681	$ 58,574
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,866	$ 1,241
Accrued and other liabilities	9,109	9,435
Total current liabilities	10,975	10,676
Accrued and other long-term liabilities	4,321	3,923
Total liabilities	15,296	14,599
Stockholders' equity:		
Common stock; $.001 par value; shares authorized — 200,000 at December 31, 2002 and 2001; shares issued and outstanding — December 31, 2002, 32,999 December 31, 2001, 32,693	33	33
Additional paid-in capital	135,005	$ 133,988
Accumulated other comprehensive income	281	322
Accumulated deficit	(100,934)	(90,368)
Total stockholders' equity	34,385	43,975
Total liabilities and stockholders' equity	$ 49,681	$ 58,574

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Operations and Other Comprehensive (Loss) Income

(In thousands, except per share data)

	December 31,		
	2002	2001	2000
Revenue			
United States product	$ 22,982	$ 20,764	$ 22,474
International product	1,387	4,041	5,200
Returns provision	(2,020)	(1,204)	(1,181)
Total revenue	22,349	23,601	26,493
Cost of goods sold	11,207	12,933	8,066
Gross profit	11,142	10,668	18,427
Operating expenses:			
Research and development	13,281	12,324	4,670
Selling, general and administrative	10,556	9,314	8,655
Other restructuring costs (income)	—	—	(903)
Total operating expenses	23,837	21,638	12,422
(Loss) income from operations	(12,695)	(10,970)	6,005
Interest and other income:			
Interest income	1,312	2,092	2,601
Gain (loss) on disposal of property and equipment	(134)	87	(32)
Foreign exchange gain (loss)	33	(8)	(28)
(Loss) income before provision for income taxes	(11,484)	(8,799)	8,546
Benefit (provision) for income taxes	918	1,729	(855)
Net (loss) income	$ (10,566)	$ (7,070)	$ 7,691
Other comprehensive (loss) income:			
Unrealized gain (loss) on securities, net of taxes	(41)	157	355
Income tax benefit (provision)	—	—	(36)
Comprehensive (loss) income	$ (10,607)	$ (6,913)	$ 8,010
Net (loss) income per share:			
Basic	$ (0.32)	$ (0.22)	$ 0.24
Diluted	$ (0.32)	$ (0.22)	$ 0.23
Shares used in per share computation:			
Basic	32,907	32,572	32,328
Diluted	32,907	32,572	33,428

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands)

Balances, December 31, 1999 . . . .

Sale of common stock through employee
stock purchase plan . . . .

Exercise of common stock options for cash . . . .

Change in unrealized gain on securities . . . .

Net income . . . .

Balances, December 31, 2000 . . . .

Sale of common stock through employee
stock purchase plan . . . .

Exercise of common stock options for cash . . . .

Stock compensation costs . . . .

Change in unrealized gain on securities . . . .

Net loss . . . .

Balances, December 31, 2001 . . . .

Sale of common stock through employee
stock purchase plan . . . .

Exercise of common stock options for cash . . . .

Stock compensation costs . . . .

Change in unrealized (loss) on securities . . . .

Net loss . . . .

Balances, December 31, 2002 . . . .

See accompanying notes to Consolidated Financial Statements.

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	Shares	Amount				
. . . .	32,211	32	132,643	(190)	(90,989)	41,496
. . . .	117		276			276
. . . .	133		369			369
. . . .				355		355
. . . .					7,691	7,691
. . . .	32,461	32	133,288	165	(83,298)	50,187
. . . .	117	1	319			320
. . . .	115		320			320
. . . .			61			61
. . . .				157		157
. . . .					(7,070)	(7,070)
. . . .	32,693	33	133,988	322	(90,368)	43,975
. . . .	106		289			289
. . . .	200		624			624
. . . .			104			104
. . . .				(41)		(41)
. . . .					(10,566)	(10,566)
. . . .	32,999	33	$ 135,005	$ 281	$ (100,934)	$ 34,385

Consolidated Statements of Cash Flows

(In thousands)

Cash flows from operating activities:

Net (loss) income

Adjustments to reconcile net (loss) income to net cash (used for) provided by operating activities:

Provision for doubtful accounts

Depreciation and amortization

Stock compensation costs

(Gain) loss on disposal of property and equipment

Changes in assets and liabilities:

Accounts receivable

Inventories

Prepaid expenses and other assets

Accounts payable

Accrued and other liabilities

Net cash (used for) provided by operating activities

Cash flows from investing activities:

Property and equipment purchases

Proceeds from sale of property and equipment

Investment purchases

Proceeds from sale/maturity of securities

Investment in restricted certificate of deposit

Net cash (used for) provided by investing activities

Cash flows from financing activities:

Sale of common stock through employee stock purchase plan

Exercise of common stock options

Net cash provided by financing activities

Net increase (decrease) in cash and cash equivalents

Cash and cash equivalents:

Beginning of year

End of year

Non-cash investing and financing activities:

Unrealized gain (loss) on securities

Supplemental cash flow disclosure:

Income taxes (received) paid

See accompanying notes to Consolidated Financial Statements.

	Year Ended December 31,		
	2002	2001	2000
	$ (10,566)	$ (7,070)	$ 7,691
	(87)	(72)	157
	2,288	2,252	2,379
	104	61	—
	134	(87)	32
	(1,191)	1,192	841
	1,742	1,945	(1,518)
	(717)	363	3,195
	625	(534)	(678)
	72	(3,854)	(7,599)
	(7,596)	(5,804)	4,500
	(169)	(336)	(691)
	41	87	57
	(10,567)	(34,958)	(120,941)
	18,129	22,680	140,205
	—	—	(3,324)
	7,434	(12,527)	15,306
	289	320	276
	624	320	369
	913	640	645
	751	(17,691)	20,451
	11,545	29,236	8,785
	$ 12,296	$ 11,545	$ 29,236
	$ (41)	$ 157	$ 355
	$ (6)	$ (342)	$ 532

Notes to Consolidated Financial Statements

Note 1. Business and Significant Accounting Policies

Business

VIVUS, Inc. was incorporated in 1991. The Company's objective is to become a global leader in the development and commercialization of innovative therapies for the treatment of sexual dysfunction and other genitourinary disorders in men and women.

The Company obtained clearance from the United States Food and Drug Administration to manufacture and market MUSE, a transurethral applicator used for treating erectile dysfunction, in the United States in November 1996. The Medicines Control Agency approved MUSE for marketing in the United Kingdom in November 1997. MUSE has been approved in more than 40 countries around the globe.

During 1998, the Company experienced a significant decline in market demand for MUSE as the result of the introduction of Viagra® in April 1998. During the second and third quarters of 1998, the Company took significant steps to restructure its operation in an attempt to bring the cost structure in line with current and projected revenues. At December 31, 2002, the Company's accumulated deficit was approximately $100.9 million.

The Company primarily sells its products through wholesale channels in the United States. International sales are made only to the Company's international distributors. All transactions are denominated in United States dollars and the Company operates in a single segment reporting to the chief executive officer, based on the criteria of Statement of Financial Accounting Standards, or SFAS, No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of VIVUS, Inc., VIVUS International Limited, a wholly owned subsidiary, and VIVUS Ireland Limited, VIVUS UK Limited and VIVUS BV Limited, wholly owned subsidiaries of VIVUS International Limited. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Available-for-Sale Securities: Available-for-sale securities represent investments in debt securities that are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value, representing unrealized holding gains or losses, are recorded in "Accumulated Other Comprehensive (Loss) Income," a separate component of stockholders' equity until realized. The change in unrealized gains (losses) on investments included in accumulated other comprehensive (loss) income for 2002, 2001 and 2000, in thousands, are $(41), $157, and $355, respectively.

The Company's policy is to record investments in debt securities as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis and are included in interest and other income in the accompanying consolidated statements of operations. Available-for-sale securities with maturities beyond one year from the balance sheet date are classified as non-current.

Inventories: Inventories are stated at the lower of cost (first-in, first-out basis) or market and consist of raw materials, work in process and finished goods. Cost includes material and conversion costs.

During the quarter ended September 30, 1998, the Company established significant reserves against its inventory to align with new estimates of expected future demand for MUSE. The Company had built up its inventory level prior to and after the launch of Viagra and had not anticipated the impact that Viagra would have on the demand for MUSE. The Company had anticipated sales to ultimately increase as a result of an expanding market for impotence products. Given the decline in demand for MUSE, in 1998 the Company recorded reserves of $16.0 million related to excess raw materials and future inventory purchase commitments for raw materials.

As of December 31, 2002, the remaining inventory reserve balance is $7.2 million. This remaining balance is related to the raw materials inventory that the Company previously estimated would not be used.

The Company estimates that at least some portion of the fully reserved inventory will now be used in production. In 2002, the Company used $163 thousand of its fully reserved raw materials inventory, and expects to continue to use the fully reserved raw materials inventory in future periods. The fully reserved raw materials are charged to cost of goods sold at a zero basis when used, which has a favorable impact on gross profit.

Prepaid Expenses and Other Assets: Prepaid expenses and other assets generally consist of deposits and prepayments for future services. Prepayments are expensed when the services are received.

Property and Equipment: Property and equipment is stated at cost and includes machinery and equipment, computers and software, furniture and fixtures and building improvements. For financial reporting, depreciation and amortization are computed using the straight-line method over estimated useful lives of two to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives or remaining lease term. Expenditures for repairs and maintenance, which do not extend the useful life of the property and equipment, are expensed as incurred. Upon retirement, the asset cost and related accumulated depreciation are relieved from the accompanying consolidated financial statements. Gains and losses associated with dispositions or impairment of equipment, vehicles and leasehold improvements are reflected as a component of other income, net in the accompanying consolidated statements of operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*

Restricted Cash: The Company issued an irrevocable standby letter of credit for $3.3 million during the fourth quarter of 2000, in connection with its leased manufacturing facilities. The Company purchased a certificate of deposit as collateral for this letter of credit, which is restricted and not available for use in operations, and is presented accordingly as restricted cash in the non-current asset section of the accompanying consolidated balance sheets. This restriction will remain through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending its commitment to 2007. The second renewal term, if exercised, would then extend the lease for an additional five years, to 2012.

Revenue Recognition: The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped.

United States: The Company primarily sells its products through the wholesale channel in the United States. Product sales are recorded upon shipment net of reserves for returns and allowances. The reserve for product returns is derived by reviewing the history of product returns. The reserves are reviewed at each reporting period and adjusted to reflect data available at that time. Any changes in the reserve will result in changes in the amount of product sales revenue recognized in the period.

International: The Company invoices its international distributors based on an agreed transfer price per unit, which is subject to revision based on contractual formulas upon quarterly reconciliations. Final pricing for product shipments to international distributors is subject to contractual formulas based on the distributor's net realized price to their customers. At the time of shipment, the Company recognizes revenue at the lowest possible price in accordance with contractual formulas and recognizes additional revenue, if any, upon finalization of pricing with its international distributors. As of December 31, 2002, the Company had recorded deferred revenue of $1.5 million representing amounts billed and received in excess of revenue recognized. The Company also recorded $1.5 million of unearned revenue related to the international supply agreement signed with Meda AB in September 2002. This amount is being recognized as income ratably over the term of the supply agreement.

Stock Option Plans: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board, or FASB, Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method has been applied to all outstanding and unvested awards in each period.

	2002	2001	2000
Net income, as reported	$ (10,566)	$ (7,070)	$ 7,691
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(1,820)	(916)	(1,182)
Pro forma net (loss) income	$ (12,386)	$ (7,986)	$ 6,509
Pro forma net (loss) income per share:			
Basic	$ (0.38)	$ (0.25)	$ 0.20
Diluted	$ (0.38)	$ (0.25)	$ 0.19

The weighted-average fair value of options granted in 2002, 2001 and 2000 was $5.64, $2.10 and $2.01, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: no dividend yield, expected volatility of 75%, 86% and 55%, respectively, risk-free interest rates of between 2% to 6%, 3% to 5% and 5% to 6%, respectively and an expected life of 5 years for all years.

Income Taxes: Income taxes are accounted for under the asset and liability method. The realization of deferred tax assets and liabilities is based on historical tax positions and expectations about future taxable income. Deferred income tax assets and liabilities are computed for differences between the financial statement carrying amount and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

License Agreements: The Company has obtained rights to patented technologies under several licensing agreements. Non-refundable licensing payments made on technologies that are yet to be proven are expensed to research and development. Royalties paid associated with existing products are expensed to cost of goods sold when the liability is generated upon sale of product.

Net (Loss) Income Per Share: Basic (loss) earnings per share, or EPS, is computed using the weighted average number of common shares outstanding during the periods. Diluted EPS is based on the weighted average number of common and common equivalent shares, which represent shares that may be issued in the future upon the exercise of outstanding stock options under the treasury stock method. The computation of basic and diluted EPS for the years ended December 31, 2002, 2001 and 2000 are as follows:

(In thousands, except per share data)	2002	2001	2000
Net (loss) income	$ (10,566)	$ (7,070)	$ 7,691
Net (loss) income per share — basic	$ (.32)	$ (.22)	$ .24
Effect of dilutive securities (stock options)	—	—	(.01)
Net (loss) income per share — diluted	$ (.32)	$ (.22)	$ .23
Shares used in the computation of net income (loss) per share — basic	32,907	32,572	32,328
Effect of dilutive securities (stock options)	—	—	1,100
Diluted shares	32,907	32,572	33,428

Options outstanding of 1,153,276 and 589,655 at December 31, 2002 and 2001, respectively, are excluded from the computation of diluted EPS for 2002 and 2001 because the effect would have been antidilutive. Options to purchase 290,041 shares at prices ranging from $5.81 to $25.88, which were outstanding at December 31, 2000, are not included in the computation of diluted EPS for 2000 because the exercise price of the options were greater than the average market price of common shares and the effect, therefore, would have been antidilutive.

Recent Pronouncements: We adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, on January 1, 2002. Adoption of these pronouncements did not impact on our net loss.

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of stock-based employee compensation and revised disclosure requirements, was issued in December 2002. We adopted the revised disclosure requirements in the fourth quarter of 2002. Because we have not elected to expense stock-based compensation at fair value, adoption of this pronouncement did not impact on our net loss.

Note 2. Available-for-Sale Securities

The fair value and the amortized cost of available-for-sale securities at December 31, 2002 and 2001 are presented in the table that follows. Fair values are based on quoted market prices obtained from an independent broker. For each category of investment securities, the table presents gross unrealized holding gains and losses.

As of December 31, 2002 (in thousands):	Amortized Cost	Fair Market Value	Unrealized Holding Gains	Unrealized Holding Losses
United States government securities	$ 11,051	$ 11,275	$ 224	$ —
Corporate debt	6,198	6,255	58	(1)
Total	17,249	17,530	282	(1)
Amount classified as short-term	(11,101)	(11,206)	(106)	(1)
Amount classified as long-term	$ 6,148	$ 6,324	$ 176	$ (0)

As of December 31, 2001 (in thousands):	Amortized Cost	Fair Market Value	Unrealized Holding Gains	Unrealized Holding Losses
United States government securities	$ 12,168	$ 12,329	$ 169	$ (8)
Corporate debt	12,643	12,804	170	(9)
Total	24,811	25,133	339	(17)
Amount classified as short-term	(7,750)	(7,835)	(93)	8
Amount classified as long-term	$ 17,061	$ 17,298	$ 246	$ (9)

Maturity dates for long-term investments range from March 2004 through January 2005.

Note 3. Inventories

Inventories are recorded net of reserves of $7.2 million and $7.5 million as of December 31, 2002 and 2001, respectively, and consist of (in thousands):

	2002	2001
Raw materials	$ 393	$ 1,845
Work in process	32	44
Finished goods	933	1,211
Inventory, net	$ 1,358	$ 3,100

As noted above, the Company has recorded significant reserves against the carrying value of its inventories. The reserves relate primarily to raw materials inventory that the Company previously estimated would not be used. The Company estimates that at least some portion of the fully reserved inventory will now be used in production. In 2002, the Company used $163 thousand of its fully reserved raw materials inventory and expects to continue to use the fully reserved raw materials inventory in future periods. Fully reserved raw materials are charged to cost of goods sold at a zero basis when used, which has a favorable impact on gross profit.

Note 4. Property and Equipment

Property and equipment as of December 31, 2002 and 2001, respectively, consist of (in thousands):

	2002	2001
Machinery and equipment	$ 18,144	$ 19,125
Computers and software	2,414	4,266
Furniture and fixtures	1,249	2,257
Building improvements	11,916	11,855
	33,723	37,503
Accumulated depreciation	(23,639)	(25,125)
Property and equipment, net	$ 10,084	$ 12,378

For the years ended December 31, 2002, 2001 and 2000, depreciation expense was $2,288, $2,252 and $2,379, respectively.

Note 5. Accrued and Other Liabilities

Accrued and other liabilities as of December 31, 2002 and 2001, respectively, consist of (in thousands):

Short-term accrued and other liabilities	2002	2001
Product returns	$ 2,280	$ 1,523
Income taxes	1,554	1,952
Research and clinical expenses	1,363	1,118
Royalties	539	473
Deferred revenue	1,644	2,151
Employee compensation and benefits	1,129	1,485
Other	600	733
Total short-term accrued and other liabilities	$ 9,109	$ 9,435

Long-term accrued and other liabilities	2002	2001
Restructuring	$ 3,021	$ 3,923
Deferred revenue	1,300	—
Total long-term accrued and other liabilities	$ 4,321	$ 3,923

Note 6. Restructuring and Related Charges

During the second quarter of 1998, the Company recorded restructuring and related costs of $6.5 million. The charge included costs of $3.2 million resulting from the termination of certain marketing and promotional programs, a provision of $2.3 million for reductions in the Company's workforce that included severance compensation and benefit costs, and $1.0 million in write-downs of fixed assets.

During the third quarter of 1998, the Company took additional steps to restructure its operations and recorded $54.2 million of costs and write-downs in accordance with Emerging Issues Task Force, or EITF, 94-3. These charges included a $16.0 million write-down of inventory, primarily raw materials and commitments to buy raw materials, a $32.2 million write-down in property, and $6.0 million of other restructuring costs primarily related to personnel costs and operating lease commitments. The property write-downs were calculated in accordance with the provisions of SFAS No. 121 and represent the excess of the carrying value of property and equipment, primarily the Company's New Jersey manufacturing leaseholds and equipment, over the projected future discounted cash flows for the Company.

In 2000 the Company reversed $903 thousand of the restructuring reserve related primarily to inventory commitments and other manufacturing expenses that were not required. The remainder of the activity in 2000 related to payments made against the reserve.

All activity in 2001 was related to payments made against the reserve.

In 2002, the Company paid $100 thousand and reversed $508 thousand of the restructuring reserve related to inventory purchase commitments that were not required based on the outcome of negotiations with a supplier. The Company also reversed $294 thousand of the restructuring reserve as a result of settlements of a liability for alprostadil purchase commitments. Accordingly, cost of goods sold was reduced by $802 thousand as a result of these reserve reversals.

Restructuring and related charges in fiscal 2002, 2001 and 2000 (in thousands):

	Severance and Employee Costs	Inventory and Related Commitments	Property and Related Commitments	Marketing Commitments	Other	Total
Balance at December 31, 1999	300	4,005	3,880	0	0	8,185
Activity in 2000	(300)	(3,063)	(556)	—	—	(3,919)
Balance at December 31, 2000	0	942	3,324	0	0	4,266
Activity in 2001	—	(40)	(303)	—	—	(343)
Balance at December 31, 2001	0	902	3,021	0	0	3,923
Activity in 2002	—	(902)	—	—	—	(902)
Balance at December 31, 2002	$ 0	$ 0	$ 3,021	$ 0	$ 0	$ 3,021

The remaining balance in the restructuring reserve is related to the restoration liability for our leased manufacturing facilities. This liability will remain in effect through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending any cash payments to be made relating to this liability out to 2007. The second renewal term, if exercised, would then extend the liability out an additional five years, to 2012.

Note 7. Stockholders' Equity

Common Stock

The Company is authorized to issue 200 million shares of common stock. As of December 31, 2002 and 2001, there were 32,999,167 and 32,693,205 shares, respectively, issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of undesignated preferred stock with a par value of $1.00 per share. As of December 31, 2002 and 2001, there are no preferred shares issued or outstanding. The Company may issue shares of preferred stock in the future, without stockholder approval, upon such terms as the Company's management and Board of Directors may determine.

Note 8. Stock Option and Purchase Plans

Stock Option Plan

Under the 2001 Stock Option Plan, or the 2001 Plan, which was approved by the stockholders at the annual meeting held on June 5, 2002, the Company may grant incentive or non-statutory stock options or stock purchase rights, or SPRs. The maximum aggregate number of shares that may be optioned and sold under the Plan is 1,000,000 shares plus (a) any shares that have been reserved but not issued under the Company's 1991 Incentive Stock Option Plan, or the 1991 Plan; (b) any shares returned to the 1991 Plan as a result of termination of options or repurchase of shares issued under the 1991 Plan; and (c) an annual increase to be added on the first day of the Company's fiscal year beginning 2003, equal to the lesser of (i) 1,000,000 shares, (ii) 2.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board. The 2001 Plan allows the Company to grant incentive stock options to employees at not less than 100% of the fair market value of the stock (110% of fair market value for individuals who control more than 10% of the Company stock) at the date of grant, as determined by the Board of Directors. The 2001 Plan allows the Company to grant non-statutory stock options to employees, directors and consultants at a price to be determined by the Board of Directors. The term of the option is determined by the Board of Directors on the date of grant but shall not be longer than ten years. The 2001 Plan allows the Company to grant SPRs to employees and consultants. Sales of stock under SPRs are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. The Company has a right, but not the obligation, to repurchase the shares at the original sale price, which expires at a rate to be determined by the Board of Directors. As of December 31, 2002, no SPRs have been granted under the 2001 Plan.

Under the 2001 Plan, non-employee directors will receive an option to purchase 32,000 shares of common stock when they join the Board of Directors. These options vest 25% after one year and 25% annually thereafter. Each non-employee director shall automatically receive an option to purchase 8,000 shares of the Company's common stock annually upon their reelection and these options are fully exercisable ratably over eight months. Non-employee directors are also eligible to receive additional stock option grants.

2,278,874 shares expired under the 1991 Plan and were transferred to the 2001 Plan upon stockholder approval in June 2002 and 26,884 shares were returned to the 1991 Plan as a result of termination of options and were subsequently transferred to the 2001 Stock Option Plan. In addition, 185,000 shares from the 1994 Director Option Plan were also transferred to the 2001 Plan in June 2002.

Details of option activity under these plans are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	2,944,276	$ 3.52
Granted	579,660	4.90
Exercised	(133,166)	2.77
Cancelled	(155,815)	3.19
Outstanding, December 31, 2000	3,234,955	$ 3.81
Granted	527,961	3.84
Exercised	(115,181)	2.78
Cancelled	(201,836)	7.57
Outstanding, December 31, 2001	3,445,899	$ 3.63
Granted	503,645	7.59
Exercised	(200,240)	3.12
Cancelled	(77,429)	5.03
Outstanding, December 31, 2002	3,671,875	$ 4.16

Options Outstanding		Options Exercisable			
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable December 31, 2002	Weighted-Average Exercise Price
$0.24–$2.94	1,405,016	3.9 years	$ 2.40	1,387,993	$ 2.40
$3.13–$4.50	1,273,855	5.9 years	$ 4.11	932,578	$ 4.21
$4.84–$8.08	993,004	7.0 years	$ 6.74	457,317	$ 5.87
$0.24–$8.08	3,671,875	5.4 years	$ 4.16	2,777,888	$ 3.58

At December 31, 2002, 3,007,928 options remain available for grant.

During 2002, options to purchase 15,000 shares of common stock were granted to research consultants. The fair value of each grant option was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 86%, risk-free interest rate of 3.84% and an expected life of 10 years.

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for these plans under APB Opinion No. 25. Except for compensation as discussed above, no compensation cost has been recognized because the exercise price equals the market value of stock on the date of grant. Options under these plans generally vest over four years, and all options expire after ten years.

Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan, or the Stock Purchase Plan, the Company reserved 800,000 shares of common stock for issuance to employees pursuant to the Stock Purchase Plan, under which eligible employees may authorize payroll deductions of up to 10% of their base compensation (as defined) to purchase common stock at a price equal to 85% of the lower of the fair market value as of the beginning or the end of the offering period. As of December 31, 2002, 609,184 shares have been issued to employees and there are 190,816 available for issuance under the Stock Purchase Plan. During 2002, the weighted average fair market value of shares issued under the Stock Purchase Plan was $2.76 per share.

Note 9. License Agreements

In January 2001, the Company entered into a licensing agreement for a proprietary phosphodiesterase type 5 (PDE5) inhibitor for the oral and local treatment of male and female sexual dysfunction. Up-front, non-refundable payments totaling $5 million were made and expensed to research and development upon execution of this agreement. Other substantial payments are required to be made based on certain development, regulatory and sales milestones. No payments were made in 2002, as the Company did not reach the next development stage based on the agreement. In addition, royalty payments would be required on any future product sales.

The Company has entered into several agreements to license patented technologies that are essential to the development and production of the Company's transurethral products for the treatment of ED. These agreements generally required milestone payments during the development period. In connection with these agreements, the Company is obligated to pay royalties on product sales covered by the license agreements (4% of United States and Canadian product sales and 3% of sales elsewhere in the world). In 2000, 2001 and 2002, the Company recorded royalty expenses, in thousands, of ($783), $959, and $978, respectively, as cost of goods sold based on product sales. The Company reversed $2.0 million of accrued royalties in 2000 related to shipments to its previous international distributors due to the termination of those distribution agreements.

Note 10. Commitments

The Company leases its manufacturing facilities in Lakewood, New Jersey under a non-cancelable operating lease expiring in 2007 and has the option to extend this lease for one additional renewal term of five years. In January 2000, the Company entered into a seven-year lease for its corporate headquarters in Mountain View, California, which expires in January 2007.

Future minimum lease payments under operating leases are as follows (in thousands):

Year	Amount
2003	1,292
2004	1,330
2005	1,379
2006	1,431
2007	120
	$ 5,552

Rent expense, in thousands, under operating leases totaled $1,342, $1,263, and $1,235 for the years ended December 31, 2002, 2001, 2000, respectively.

In November 2002, the Company entered into a manufacturing agreement to purchase raw materials from a supplier beginning in 2003 and ending in 2008. The initial commitment is to purchase approximately $405 thousand of product in the first quarter of 2003 for testing and regulatory approval. Assuming that the product proves satisfactory, the Company will be required to purchase an additional $1.6 million of product in 2003 and a minimum total of $3.8 million of product from 2004 through 2008.

Note 11. Income Taxes

Deferred income taxes result from differences in the recognition of expenses for tax and financial reporting purposes, as well as operating loss and tax credit carry forwards. Significant components of the Company's deferred income tax assets as of December 31, are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Net operating loss carry forwards	$ 18,717	$ 15,451
Research and development credit carry forwards	5,649	5,044
Inventory reserve	2,775	2,854
Accruals and other	3,968	3,577
Depreciation	1,134	1,885
	32,243	28,811
Valuation allowance	(32,243)	(28,811)
Total	$ —	$ —

For federal and California income tax reporting purposes, respective net operating loss, or NOL, carry forwards of approximately $52.9 million and $5.4 million are available to reduce further taxable income, if any. For federal and California income tax reporting purposes, respective credit carry forwards of approximately $3.8 million and $2.8 million are available to reduce future taxable income, if any. The carry forwards, except for the California research and development credit, expire on various dates through 2022. The Internal Revenue Code of 1986, as amended, contains provisions that may limit the net operating loss and credit carry forwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interest.

A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the history of losses and the variability of operating results. The net change in the valuation allowance from December 31, 2001 to December 31, 2002 was $3.4 million. As of December 31, 2002 and 2001, the Company had no significant deferred tax liabilities.

The (benefit)/provision for income taxes attributable to continuing operations is based upon (loss)/income before (benefit)/provision for income taxes as follows, for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
(Loss) income before income taxes:			
Domestic	$ (6,386)	$ (3,751)	$ 9,374
International	(5,098)	(5,048)	(828)
Total	$ (11,484)	$ (8,799)	$ 8,546

The (benefit)/provision for income taxes consists of the following components for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Current			
Federal	$ (842)	$ (1,681)	$ 805
State	(85)	(59)	40
Foreign	9	11	10
Total (benefit)/provision for income taxes	$ (918)	$ (1,729)	$ 855

The (benefit)/provision for income taxes differs from the amount computed by applying the statutory federal income tax rates as follows, for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
(Benefit) provision computed at federal statutory rates	(35)%	(35)%	35%
State income taxes, net of federal tax effect	(3)	(3)	6
Net operating losses utilized	—	—	(36)
Tax credits	(5)	(2)	(5)
Change in valuation allowance	30	12	5
Loss/(income) not subject to federal and state taxation	17	22	4
Refund of taxes	(5)	—	—
Adjustment of income tax payable	(3)	(14)	
Other	(4)	—	1
(Benefit)/provision for income taxes	(8)%	(20)%	10%

The 2002 tax benefit relates primarily to a filing for a refund of previously paid alternative minimum taxes which became available due to a 2002 tax law change, as well as an updated estimate of net tax liabilities. The 2001 tax benefit was based on an updated estimate of net tax liabilities.

Note 12. Concentration of Customers and Suppliers

Sales to significant customers as a percentage of total revenues are as follows:

	2002	2001	2000
Customer A	30%	19%	15%
Customer B	20%	17%	17%
Customer C	17%	24%	18%
Customer D	17%	12%	10%
Customer E	5%	8%	6%

Accounts receivable by significant customer as a percentage of the total gross accounts receivable balance are as follows:

	2002	2001
Customer A	43%	24%
Customer B	15%	21%
Customer C	14%	29%
Customer D	14%	11%
Customer E	11%	9%

The Company did not have any suppliers making up more than 10% of operating costs.

Note 13. 401(k) Plan

All of the Company's employees are eligible to participate in the VIVUS 401(k) Plan. Employer-matching contributions for the years ended December 31, 2002, 2001 and 2000, in thousands were $246, $240 and $97, respectively. The employer-matching portion of the 401(k) plan began on July 1, 2000.

Note 14. Selected Financial Data

Selected Quarterly Financial Data (unaudited)

	Quarter Ended,			
	March 3	June 30	September 3	December 31
2002				
Net sales	$ 6,383	$ 4,547	$ 3,530	$ 7,889
Gross profit	$ 3,029	$ 2,997	$ 1,238	$ 3,878
Net income (loss)	$ (1,857)	$ (3,341)	$ (3,722)	$ (1,646)
Net income (loss) per share:				
Basic	$ (0.06)	$ (0.10)	$ (0.11)	$ (0.05)
Diluted	$ (0.06)	$ (0.10)	$ (0.11)	$ (0.05)
2001				
Net sales	$ 6,359	$ 6,370	$ 5,553	$ 5,319
Gross profit	$ 2,726	$ 3,206	$ 2,267	$ 2,469
Net income (loss)	$ (4,884)	$ (914)	$ (1,122)	$ (150)
Net income (loss) per share:				
Basic	$ (0.15)	$ (0.03)	$ (0.03)	$ (0.00)
Diluted	$ (0.15)	$ (0.03)	$ (0.03)	$ (0.00)

Note 15. Legal Matters

On November 3, 1999, the Company filed a demand for arbitration against Janssen Pharmaceutica International with the American Arbitration Association pursuant to the terms of the Distribution Agreement entered into on January 22, 1997. The Company sought compensation for inventory manufactured in 1998 in reliance on contractual forecasts and orders submitted by Janssen Pharmaceutica. The Company also sought compensation for forecasts and order shortfalls attributed to Janssen Pharmaceutica in 1998, pursuant to the terms of the Distribution Agreement. The Company amended its arbitration demand in August 2000 to include claims for lost profits due to Janssen Pharmaceutica's failure to use the requisite diligence and reasonable efforts to gain regulatory approval for and launch MUSE in China. A full hearing on the merits was conducted before a three-member arbitration panel in Chicago on March 18 – 20, 2002. On July 17, 2002, an Interim Award was issued awarding the Company the purchase price of 332,880 units manufactured for Janssen Pharmaceutica and lost profits on an additional 421,704 forecasted units. The Panel denied any relief on claims related to diligence in China. The dollar value of the claim will be determined by an audit of VIVUS' cost of goods sold by an independent accountant. Fieldwork for the audit was completed in mid-August 2002 and a final report is expected shortly. In the meantime, a Second Interim Award denied the Company interest on the amounts that will be owed, but awarded it $231,711 for reimbursement of attorney's fees and $91,738 for reimbursement of costs and expenses related to the arbitration.

In the normal course of business, the Company receives and makes inquiries regarding patent infringement and other legal matters. The Company believes that it has meritorious claims and defenses and intends to pursue any such matters vigorously. Aside from the above matter, the Company is not aware of any asserted or unasserted claims against it where an unfavorable resolution would have an adverse material impact on the operations or financial position of the Company.

Note 16. Subsequent Event (Unaudited)

In February 2003, the Company executed a distribution and supply agreement with Meda AB to distribute our medical device, ACTIS, an adjustable constriction loop for the treatment of male erectile dysfunction, in certain countries in Europe.

Schedule II – Valuation and Qualifying Accounts

(in thousands)

	Balance at Beginning of Period	Charged to Operations	Charges Utilized	Other	Balance at End of Period
Allowance for Doubtful Accounts					
Fiscal year ended December 31, 2000	147	266	(109)	—	304
Fiscal year ended December 31, 2001	304	13	(85)	—	232
Fiscal year ended December 31, 2002	232	33	(120)	—	145
Inventory Reserve					
Fiscal year ended December 31, 2000	14,969	(2,256)[(2)]	(6,678)	1,707[(1)]	7,742
Fiscal year ended December 31, 2001	7,742	252	(510)	—	7,484
Fiscal year ended December 31, 2002	7,484	192	(455)[(3)]	—	7,221
Product Returns					
Fiscal year ended December 31, 2000	4,300	1,181	(3,473)	—	2,008
Fiscal year ended December 31, 2001	2,008	1,204	(1,689)	—	1,523
Fiscal year ended December 31, 2002	1,523	2,020	(1,263)	—	2,280

(1) During the third quarter of 1998, as part of the Company's plan to restructure its operations, the Company recorded restructuring reserves related to commitments to buy raw materials. As the Company purchased raw materials under these commitments, the Company reclassified the purchase commitment restructuring reserves to inventory reserves.

(2) Based on subsequent sales activity and purchases made under inventory purchase commitments, the Company determined that a portion of the inventory purchase commitment reserves recorded in 1998 was not needed. Accordingly, the Company reversed reserves with a corresponding reduction in cost of goods sold in the amount of $3,127. This amount is included in the year 2000 charged to operations.

(3) The Company estimates that at least some portion of the fully reserved inventory will now be used in production. The Company used $163 thousand of its fully reserved raw materials inventory and expects to continue to use the fully reserved raw materials inventory in future periods. The fully reserved raw materials were charged to cost of goods sold at a zero basis when used, which had a favorable impact of gross profit.

Corporate Information

Directors

Virgil A. Place, M.D.
Chairman of the Board and
Chief Scientific Officer, VIVUS, Inc.

Leland F. Wilson
President and
Chief Executive Officer, VIVUS, Inc.

Mark B. Logan (1) (2)
Former Chairman and
Chief Executive Officer, VISX, Inc.

Mario M. Rosati (2)
Partner, Wilson, Sonsini,
Goodrich & Rosati, P.C.

Linda M. Dairiki Shortliffe, M.D. (1) (2)
Professor and Chair of Urology,
Stanford University School of Medicine

Graham Strachan (1)
Principal Owner of
GLS Business Development, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee

Officers

Virgil A. Place, M.D.
Chairman of the Board and
Chief Scientific Officer

Leland F. Wilson
President and Chief Executive Officer

John Dietrich, Ph.D.
Vice President, Research and Development

Neil Gesundheit, M.D.
Vice President, Clinical Research

Guy P. Marsh
Vice President, U.S. Operations

Terry M. Nida
Vice President, Corporate Development
and International Marketing

Peter Y. Tam
Vice President, Strategic Planning
and Corporate Development

Richard W. Walliser
Vice President, Finance and
Chief Financial Officer

Carol Zoltowski, V.M.D.
Vice President, Regulatory Affairs

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, CA

Independent Public Accountants
KPMG LLP
San Francisco, CA

Transfer Agent
For stockholder services such as address changes or lost stock certificates, contact:
Computershare Investor Services
818 592 6314

Annual Meeting
The annual meeting of stockholders will be held on June 4, 2003 at 10:00 a.m. local time at VIVUS' headquarters, 1172 Castro Street, Mountain View, CA 94040

Corporate Contact
Investor Relations
1172 Castro Street
Mountain View, CA 94040
650 934 5200
ir@vivus.com

Form 10K
A copy of the Company's Form 10K, as filed with the Securities and Exchange Commission, is available upon request.

Product Information
Consumers
888 367 6873
Health Care Professionals
888 345 6873

Website
www.vivus.com

Except for the historical information contained herein, the matters discussed in this annual report to shareholders contains "forward-looking" statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business include but are not limited to: (1) our history of losses and variable quarterly results; (2) substantial competition; (3) risks related to the failure to protect our intellectual property and litigation in which we may become involved; (4) our reliance on sole source suppliers; (5) our limited sales and marketing efforts and our reliance on third parties; (6) failure to continue to develop innovative products; (7) risks related to noncompliance with United States Food and Drug Administration regulations; and (8) other factors that are described from time to time in our periodic filings with the Securities and Exchange Commission, including those set forth in this filing as "Risk Factors Affecting Operations and Future Results."

Design: Howry Design Associates, SF/CA

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VIVUS, Inc.
1172 Castro Street
Mountain View, CA 94040
650 934 5200
vivus.com

vivus